


SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH. D.C.
202
SECTION

Cue Energy Resources Limited
A.B.N. 45 066 383 971


05006580

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

7 March 2005

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Enc.



# Cue Energy Resources Limited

A.B.N. 45 066 383 971



SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH, D.C.
202
SECTION


## RELEASE

### SE Gobe -11 Begins Drilling

Cue Energy Resources Limited is pleased to announce that the SE Gobe -11 development well began drilling on 4 March 2005.

The well is being drilled as a deviated well from the Saunders -1 drill pad to target the objective Iagifu sandstone within the SE Gobe unit area, between the Saunders -1 well and SE Gobe 6 ST1 production well, in what is interpreted to be a structural extension of the SE Gobe field.

The structural extension will be addressed by drilling a pilot hole prior to drilling the horizontal development hole. The well is expected to take approximately 70 days to drill and complete.

SE Gobe -11 is expected to add 1.4 million barrels of incremental reserves and to confirm the extension of the SE Gobe field to the Southeast towards Saunders -1.

Participants in the SE Gobe Oil Unit are:-

| | |
|---|---|
| Oil Search (PNG) Limited | 52.90% (Operator) |
| Southern Highlands Petroleum Co Ltd | 23.69% |
| Barracuda Limited (Santos) | 9.39% |
| Ampolex (Highlands) Limited | 5.95% |
| **Cue PNG Oil Company Pty Ltd** | **3.29%** |
| Merlin Petroleum Company Limited | 2.78% |
| Petroleum Resources Gobe Limited | 2.00% |

Any queries regarding the announcement should be directed to the Company on (03) 9629 7577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

7 March 2005


PAPUA NEW GUINEA
SE GOBE AREA
Cue Energy Resources Limited
GOBE
MAIN FIELD
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-6
SEG-11
SEG-7
SEG-5
S.E.GOBE FIELD
WASUMA
(HEALY)
MAKAS
PPL 190
PPL 190
50 - 130
million
barrels
PPL 219
PDL 4
PPL 206
GILLESPIE
Bilip-1
Saunders-1X
GOBE
FOOTWALL
PDL 3
NW Iehi-1
PDL 4
PPL 190
Iehi-1
0
10
KILOMETRES
Oil
Gas
Prospects & Leads
50 - 130
Mean and highside recoverable volumes
Proposed Seismic 2004